Exhibit 2

Stantec

TSX STN
NYSE SXC

Annual Information Form

March 30, 2006

Stantec

TABLE OF CONTENTS

STANTEC INC. ANNUAL INFORMATION FORM	4

CORPORATE STRUCTURE	4

Name, Address and Incorporation	4

Intercorporate Relationships	5

GENERAL DEVELOPMENT OF THE BUSINESS	7

Three-Year History	7

Significant Acquisitions	8

Current Trends	8

DESCRIPTION OF THE BUSINESS	8

Business Units	9
Consulting Services Business Unit	10
Acquisitions	13
Research and Development	14
Employees	14
Competitive Conditions	14
Social or Environmental Policies	15
Foreign Operations	15
Dividend Policy	15

RISK FACTORS	15

Managing Stantec’s Risks	24

DESCRIPTION OF CAPITAL STRUCTURE	24

Preferred Shares	25

Common Shares	25

MARKET FOR SECURITIES	25

AUDIT COMMITTEE INFORMATION	26

Audit Committee Terms of Reference	26

Composition of the Audit Committee	26

Pre-Approval Policy	27

External Auditor Service Fees	27

DIRECTORS AND OFFICERS	27

LEGAL PROCEEDINGS	29

TRANSFER AGENT	30

MATERIAL CONTRACTS	30

INTERESTS OF EXPERTS	30

ADDITIONAL INFORMATION	30

APPENDIX I	32

APPENDIX II	33

STANTEC INC.	ANNUAL INFORMATION FORM
MARCH 30, 2006
Caution Regarding Forward-Looking Statements
Stantec’s public communications often include written or verbal forward-looking statements. Forward-looking statements are disclosures regarding possible events, conditions or results of operations that are based on assumptions about future economic conditions and courses of action and include future oriented financial information.
Statements of this type are included in this Annual Information Form (including documents incorporated by reference), and may be included in filings with Canadian securities regulators, or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to Stantec’s objectives for 2006 and beyond, its strategies or future actions, its targets, its expectations for its financial condition or share price, and the results of or outlook for its operations or for the Canadian and US economies.
By their nature, forward-looking statements require Stantec to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Stantec cautions readers of this document not to place undue reliance on its forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in these forward-looking statements.
In addition to the factors set out in “Risk Factors”, the following factors, among others, could cause Stantec’s actual results to differ materially from those projected in forward-looking statements:
•	global capital market activities;

•	interest rate and currency value fluctuations;

•	the effects of war or terrorist activities;

•	the effects of disease or illness on local, national or international economies;

•	the effects of disruptions to public infrastructure, such as transportation, communications;

•	power or water supply disruptions;

•	industry and worldwide economic and political conditions;

•	regulatory and statutory developments;

•	the effects of competition in the geographic and business areas in which Stantec operates;

•	management actions; and

•	technological changes.
Investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Stantec does not undertake to update any forward-looking statement, whether written or verbal, that may be made, from time to time, by the organization or on its behalf.
CORPORATE STRUCTURE
Name, Address and Incorporation
Stantec Inc. was incorporated under the Canada Business Corporations Act on March 23, 1984 as

131277 Canada Ltd. Stantec’s Articles of Incorporation were amended on several occasions, namely to change the name, amend share attributes, create and delete classes of shares, reorganize its outstanding share capital and split its common shares (the “Common Shares”) on a two-for-one basis, and change the minimum and maximum number of directors.
On August 15, 1984 the name 131277 Canada Ltd. was changed to Stanley Engineering Group Inc. and on October 18, 1989, it was changed to Stanley Technology Group Inc. On March 30, 1994, Stanley Technology Group Inc. amalgamated with 3013901 Canada Limited to continue as Stanley Technology Group Inc. On October 28, 1998, the name Stanley Technology Group Inc. was changed to Stantec Inc.
The head and principal office of Stantec and its registered and records office are located at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6.
References in this Annual Information Form to “Stantec” and the “Company” include, as the context may require, Stantec Inc. and all or some of the companies in which it has an interest collectively, or Stantec or one or more of such companies.
Intercorporate Relationships
The following chart lists, as at December 31, 2005, the intercorporate relationships among Stantec and Stantec’s subsidiaries, the jurisdiction of incorporation of the companies, and the percentage of voting and restricted securities held by Stantec:
STANTEC INC.

		PERCENTAGE
	PERCENTAGE	OF
	OF VOTING	RESTRICTED	JURISDICTION OF
SUBSIDIARY	SHARES	SHARES*	INCORPORATION

455499 B.C. Ltd.[1]	100	n/a	British Columbia

659243 B.C. Ltd.	100	n/a	British Columbia

0714993 B.C. Ltd.[2]	100	n/a	British Columbia

0715004 B.C. Ltd.[2]	100	n/a	British Columbia

0715007 B.C. Ltd.[2]	100	n/a	British Columbia

1208023 Alberta ULC[3]	100	n/a	Alberta

3053837 Nova Scotia Company	100	n/a	Nova Scotia

3102452 Nova Scotia Company[4]	100	n/a	Nova Scotia

Amerex International, Inc.[5]	100	n/a	British Virgin Islands

Architectura Inc.	0 [6]	100	Alberta

APAI Architecture Inc.	100	n/a	British Columbia

CPV Architects & Engineers Ltd.[7]	100	n/a	British Columbia

			PERCENTAGE
	PERCENTAGE		OF
	OF VOTING		RESTRICTED	JURISDICTION OF
SUBSIDIARY	SHARES		SHARES*	INCORPORATION

Dunlop Murphy Hilgers Architects Inc.	50		n/a	Ontario

J. Muller International • Stanley Joint Venture Inc.	30		n/a	New Brunswick

GKO Power Engineering Ltd.	100		n/a	Alberta

International Insurance Group Inc.	100		n/a	Barbados

Pentacore ADA Consulting, LLC	100		n/a	Nevada

Planning & Stantec Limited	51		n/a	Trinidad & Tobago

Project Delivery Holdings LLC	100		n/a	New York

SEA, Incorporated	100		100	Nevada

SB K-12 Architecture and Engineering, P.C.	0	[6]	n/a	New Jersey

SSBV Consultants Inc.	33 1/3		n/a	British Columbia

Stantec Architecture Inc.	0	[6]	n/a	North Carolina

Stantec Architecture Ltd.	0	[6]	n/a	Canada

Stantec Consulting Associates P.C.[8]	0	[6]	n/a	New York

Stantec Consulting Caribbean Ltd.	100		n/a	Barbados

Stantec Consulting Inc.	100		100	Arizona

Stantec Consulting International Ltd.	100		100	Canada

Stantec Consulting Ltd.	100		n/a	Canada

Stantec Consulting Michigan Inc.[5]	100		n/a	Michigan

Stantec Consulting Services Inc.	100		100	New York

Stantec Engineering (Puerto Rico) P.S.C.	0	[6]	n/a	Puerto Rico

Stantec Facilities Ltd.	100		n/a	Alberta

Stantec Geomatics Ltd.	50	[6]	100	Alberta

Stantec Holdings (Delaware) II Inc.	100		100	Delaware

Stantec Holdings (Delaware) III Inc.[9]	100		100	Delaware

Stantec Holdings Ltd.	100		100	Alberta

		PERCENTAGE
	PERCENTAGE	OF
	OF VOTING	RESTRICTED	JURISDICTION OF
SUBSIDIARY	SHARES	SHARES*	INCORPORATION

Stantec International Enterprises Limited	100	100	Bahamas

Stantec International Limited	100	n/a	Barbados

Stantec Technology International Inc.	100	100	Delaware

Teshmont Consultants Inc.	50	n/a	Canada

UEI Associates, Inc.[5]	100	n/a	Texas

UEI Global I, Inc.[5]	100	n/a	Texas

Universal Energy do Brasil Ltda.[5]	100	n/a	Brazil

*	In the context of this Annual Information Form, “Restricted Shares” means non-voting shares in the capital stock of the Company or a subsidiary of the Company, as the case may be.

1	Acquired as part of the acquisition of Keen Engineering Co. Ltd. See the General Development of Business section below and the acquisition section of the Description of the Business on page 13.

2	Incorporated on January 28, 2005.

3	Incorporated on December 1, 2005.

4	Incorporated on August 16, 2005.

5	Acquired as part of the acquisition of The Keith Companies, Inc. See the General Development of Business section below and the acquisition section of the Description of the Business on page 13.

6	Stantec has entered into an agreement with respect to 100% of the voting shares of this corporation that allows it to direct control over any disposition of the voting shares of this corporation.

7	Acquired as part of the acquisition of CPV Group Architects & Engineers Ltd. See the General Development of Business section below and the acquisition section of the Description of the Business on page 13.

8	Name changed from Sear-Brown Associates, P.C. on February 1, 2005.

9	Incorporated on August 4, 2005.
GENERAL DEVELOPMENT OF THE BUSINESS
Three-Year History
Since Stantec’s initial public offering in 1994, it has acquired a number of firms in Canada and the United States. The acquisitions completed in 2005 are as set out below:

July 2005	CPV Group Architects & Engineers Ltd.
September 2005	The Keith Companies, Inc.
October 2005	Keen Engineering Co. Ltd.
During 2003, Stantec realigned its organizational structure to accommodate increasing growth, including a redefinition of its regions and practice areas (see “Business Units” under “Description of the Business” below). Stantec completed four acquisitions in 2003. See “Description of the Business-Acquisitions”.
During 2004, Stantec completed four acquisitions. Stantec also saw a change in its Board of Directors with the resignations of Robert E. Flynn and Stephen D. Lister and the additions of Robert R. Mesel and Susan E. Hartman.

On January 1, 2004, Stantec Global Technologies Ltd. amalgamated with Stantec Consulting Ltd. On August 13, 2004, Stantec sold its interest in Lockerbie Stanley Inc. In the fourth quarter of 2004, Stantec finalized the sale and leaseback of its office building (Stantec Centre) in Edmonton, Alberta to an arm’s length purchaser.
On August 5, 2005, Stantec began trading on the New York Stock Exchange (the “NYSE”) under the symbol “SXC”. In September 2005, Stantec realigned its organizational structure to address succession planning, provide the foundation for future growth, and incorporate new staff who joined Stantec with the acquisition of The Keith Companies, Inc. (see “Description of the Business” for more information). Stantec also saw a change in its Board of Directors in November 2005 with the resignation of Neilson A. “Dutch” Bertholf, Jr. and the appointment of Aram H. Keith. Mr. Keith was also appointed Vice Chairman of the Board of Directors at that time. During 2005, Stantec completed three acquisitions, as described above. Stantec also sold its interest in The Spink Corporation which, at the time Spink was sold, operated Stantec’s Sacramento based land survey operations only, and divested its operations in Columbia, South Carolina and Melville, New York.
Significant Acquisitions
See Stantec’s Business Acquisition Report relating to the acquisition of The Keith Companies, Inc. dated November 25, 2005 and available on SEDAR at www.sedar.com. That Report is incorporated here by this reference.
Current Trends
Stantec competes in the professional consulting service industry. This industry, which includes the engineering, architecture and environmental sciences consulting industries, is highly fragmented. Stantec believes that industry trends continue to create acquisition opportunities. Stantec’s goal is to continue to increase the size and profitability of Stantec. This goal will be accomplished partly through the acquisition of established professional consulting firms in Canada, the United States and internationally. Stantec’s principal acquisition focus is in selected regions in the United States and Canada.
DESCRIPTION OF THE BUSINESS
Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, project management, and project economics for infrastructure and facilities projects. For the requirements of GAAP in Canada and the United States, Stantec has one reportable segment – Consulting Services.
Stantec uses a three-dimensional business model, as illustrated below, which is built on (i) geographic diversification, (ii) practice area specialization, and (iii) provision of services in all phases of a project’s lifecycle. This model allows Stantec to manage risk while pursuing its objective of continued revenue and earnings growth.

Stantec provides services to clients in both the public and private sectors mainly in North America through integrated and discipline specific consulting and project delivery. Stantec’s organization structure gives it both the strength and diversity of a large organization and a strong regional presence to deliver its services locally. Stantec’s Consulting Services business unit focuses on providing total infrastructure solutions targeted to five practice areas—Buildings, Environment, Industrial & Project Management, Transportation, and Urban Land.
Business Units
Consulting Services is Stantec’s principal focus, and it currently operates in three geographic regions: Canada, the US West, and the US East. Affiliated companies, which account for less than 1% of Stantec’s revenue, fall within the responsibilities of regional management or with the corporate administration group. Stantec balances its geographic structure and management by also aligning services and management in the five practice areas noted above.
In 2003, Stantec realigned its organizational units to better reflect its balanced regional focus and practice area specialization. The two largest and most mature regional operating units, Canada West and Canada Central, were further divided into smaller sub-regions. In 2005, the regional operating units were reduced from five to three: Canada, the US East, and the US West. At present, Stantec’s Canada region includes the sub-regions of British Columbia, Alberta South, Alberta North, Saskatchewan/Manitoba, Ontario Southwest, Ontario GTA (Greater Toronto Area), and Ontario East. Stantec’s US East region includes the Mid-Atlantic and New York sub-regions, and its US West region includes the Desert, Mountain, Pacific Central, Pacific North, and Pacific South sub-regions.
The five practice areas consist of 13 distinct specialist practice areas including the following:
1.	Architecture, Interior Design, & Facilities Planning & Operations;

2.	Buildings Engineering;

3.	Program & Project Management;

4.	Environmental Infrastructure;

5.	Environmental Management;

6.	Bio/Pharmaceuticals;

7.	Manufacturing/Industrial;

8.	Energy & Resources;

9.	Infrastructure Management & Pavement Engineering;

10.	Transportation;

11.	Planning & Landscape Architecture;

12.	Urban Land Engineering; and

13.	Surveys/Geomatics.
The business units are managed using a three-dimensional matrix organization structure, which balances regional operations with Company-wide practice area service delivery. An illustration of Stantec’s matrix organization structure is attached as Appendix I to this Annual Information Form.
Stantec currently has only one reportable segment, Consulting Services. The following chart illustrates the breakdown of gross revenue for 2005 and 2004:

	2005		2004
Units	($000)%		($000)%
Consulting Services	618,020	100%	519,814	99.8%
Other	—		1,065	0.2%
Consulting Services Business Unit
Consulting Services are provided by Stantec in five provinces in Canada, 16 states in the United States, as well as Puerto Rico and other selected international markets. International projects generally have been in the water supply, wastewater treatment, environmental protection, transportation and health care sectors, often in countries with developing economies.
Stantec’s staff and system capabilities allow it to undertake infrastructure and facilities projects of any size. Currently, most of Stantec’s projects have total capital costs of less than $100 million and its potential fees from these types of projects are generally in the range of 10% of the capital costs, assuming it provides most of the services required. Joint ventures, associations or subcontract arrangements are often established to deal with larger projects. As a result, Stantec mitigates its overall risk by working on several thousand projects each year, none of which would normally exceed 5% of its revenue.
As mentioned above, Stantec’s core capabilities in the Consulting Services area are provided through 13 specialist practice areas, most of which can generally be grouped into five broad practice areas: Buildings, Environment, Industrial & Project Management, Transportation, and Urban Land. Some specialist practice areas, such as Program & Project Management, are offered in all five practice areas.
Buildings Practice Area
Stantec provides comprehensive solutions for the design of buildings. Stantec’s typical projects include hospitals, educational and recreational facilities, research and technology facilities, airports, office buildings and commercial centers. Services are delivered through two specialist practice areas: Architecture, Interior Design, & Facilities Planning & Operations, and Buildings Engineering. Stantec’s services cover the full range of design and planning activities from the conception to the completion of projects, and include project/program management, facilities management, strategic planning, architectural design, interior design, and structural, mechanical and electrical engineering. Stantec’s projects include new buildings and renovations and expansions to existing structures. In addition, for existing buildings and facilities, Stantec provides expertise in building operating systems, performance engineering, and ongoing tenant improvements. Stantec is sought out for its sustainable design expertise and for its ability to maximize the efficiency of a building’s existing systems and improve its air quality, lighting and energy efficiency.
Stantec’s clients in the Buildings practice area include private institutional and commercial building owners and multinational firms, as well as government agencies and independent authorities, such as airport authorities, transportation commissions, and transit systems, that build, administer and operate public buildings.
Environment Practice Area
Stantec applies its specialized knowledge and experience to develop and manage sustainable solutions for air, water, and soil quality. Services are focused in two specialist practice areas: Environmental Infrastructure and Environmental Management. The core services Stantec provides in these two areas include the following:
•	Assimilative capacity

•	Wastewater collection systems

•	Municipal and industrial wastewater treatment

•	Infiltration and inflow/combined and sanitary sewer overflow

•	Odor and corrosion control

•	Wastewater pumping

•	Water treatment

•	Water storage

•	Distribution systems

•	Water reclamation and reuse

•	Environmental site management

•	Environmental assessment

•	Water resources management

•	Heritage and natural resource assessment

•	Waste management

•	Risk assessment

•	Health and safety

•	Air quality assessment

•	Ecotoxicology and good laboratory practice testing

•	Microbiology laboratory
Stantec also has specialized expertise in advanced processes for water and wastewater solutions, including biological/enhanced nutrient removal (BNR/ENR), microbiological assessment of activated sludge and advanced water treatment. Stantec’s environment services provide multidisciplinary teams of qualified and experienced engineers, scientists, process specialists, occupational hygienists, and specialists in environmental regulation and policy.
Industrial & Project Management Practice Area
Stantec’s comprehensive industrial services are provided in four specialist practice areas: Bio/Pharmaceuticals, Manufacturing/Industrial, Energy & Resources, and Program & Project Management. Services are provided to clients principally in the private sector in the automotive, chemical, consumer products, forestry, food and beverage, bio/pharmaceuticals, power generation, pulp and paper, utilities, mining and general manufacturing sectors. Stantec’s services to these clients include planning, engineering, and project management. Stantec also provides specialty services, including occupational health and safety (industrial hygiene and prestart operator safety reviews), system integration, instrumentation and control, electrical energy and power management, facility planning and design, industrial engineering, logistics, material handling, and commissioning. Projects range from the design of pilot versions of new processes to the design, process verification, equipment and materials procurement, and project management for the construction of entire industrial plants. Stantec’s Bio/Pharmaceuticals group provides solutions to companies involved in the discovery, research and development, and manufacturing of a wide range of pharmaceutical and biotechnology products.
Transportation Practice Area
Stantec offers coordinated solutions for the safe and efficient movement of people and goods. Stantec’s core services include project management, planning, engineering, and construction administration, which Stantec provides through two specialist practice areas: Transportation, and Infrastructure Management & Pavement Engineering. Services include transportation master plans for communities and airports; transportation investment studies; design of new and upgraded airport facilities, such as terminals, runways, and taxiways; transit facilities, such as bus and light rail transit systems; new and upgraded bridges; urban roadways; freeways; interchanges; rural highways; and rail systems. Stantec’s specialty services include simulation modeling, a comprehensive understanding of transportation demand and supply management principles, extensive use of a range of life cycle cost and statistical analysis techniques, and public consultation and environmental assessment skills in developing practical, cost-effective, long-term infrastructure facility plans with broad public support.
A key feature of Stantec’s Transportation services is its expertise in integrated infrastructure/asset management systems and decision-support tools. Stantec’s Infrastructure Management & Pavement Engineering group includes transportation and bridge engineers, roadway and bridge inspection specialists, infrastructure management specialists, geographic information system specialists, and software specialists. This team designs, develops, and implements integrated infrastructure/asset management systems and work management applications for pavement, bridges, right-of-way features, water, wastewater, storm water, utilities, and other assets. These systems allow governments to prioritize and to optimize the use of available funds through efficient and cost-effective planning for public works maintenance, rehabilitation, and capital projects.
Stantec’s clients in the Transportation practice area are primarily public sector agencies and transportation authorities, as well as some commercial and institutional clients.
Urban Land Practice Area
Services in the Urban Land practice area include planning, engineering, surveying, and landscape architecture. These services are provided principally to the land development and real estate industries. Services are delivered through three specialist practice areas: Planning & Landscape Architecture, Urban Land Engineering, and Surveys/Geomatics. Stantec assists its urban land clients through the entire land development process providing services from the initial master planning of the development to design and staking for the construction of the infrastructure. Services include or relate to conceptual plans, urban planning, master plans, zoning approval and entitlement, designing grading and infrastructure, landscape architecture, design construction review, and construction surveying.

Acquisitions
The following list summarizes acquisitions made by Stantec during its three most recently completed financial years:

Year	Business Acquired	Nature of Business
2005	CPV Group Architects & Engineers Ltd.	Provides architecture, interior design and structural engineering services in Alberta and British Columbia.

2005	The Keith Companies, Inc.	Provides multi-disciplined engineering and consulting services in California, Oregon, Nevada, Arizona, Texas, Michigan and Utah.

2005	Keen Engineering Co. Ltd.	Provides consulting engineering services specializing in sustainable mechanical, electrical and plumbing design for buildings and facilities in British Columbia, Alberta, Ontario, Washington and California.

2004	The Sear-Brown Group, Inc.	Provides engineering, planning, and architectural services in New York, Ohio, Pennsylvania and Puerto Rico

2004	GBR Architects Limited	Provides architectural design services in Manitoba

2004	Dunlop Architects Inc.	Provides architectural design services in Ontario

2004	Shaflik Engineering Ltd. (asset purchase)	Provides electrical engineering services specializing in traffic and sport facility lighting

2003	Ecological Services Group Inc.	Provides environmental management services in Ontario

2003	APAI Architecture Inc.	Provides architectural design services in British Columbia

2003	Optimum Energy Management Inc. (asset purchase)	Provides engineering management consulting services in Alberta

2003	Inner Dimension Design Associates Inc. (asset purchase)	Provides interior design services in Saskatchewan
Stantec expects that the number of acquisitions it completes will fluctuate from time to time because of the availability of suitable firms on terms acceptable to Stantec. In addition, at any given time Stantec may be focusing its efforts on integrating previously acquired firms, which will reduce its acquisition activity.
Generally, Stantec seeks to acquire firms with 50 or more employees which will complement one of its existing practice areas or regions or which will add a new practice area or regional presence. Stantec considers smaller acquisitions in markets in which it has existing operations.
Stantec has experienced internal growth when existing clients of newly acquired firms are offered the additional services that Stantec provides. Similarly, acquired firms’ services are cross-marketed to Stantec’s existing clients. Stantec achieves moderate cost savings through the sharing of administrative overhead, such as payroll services, the sharing of office facilities, if possible, and the provision of group insurance and centralized financing which can generally be provided at lower rates than smaller firms can obtain.

Research and Development
Stantec generally conducts research and development in the context of a client’s specific project requirements. Most research and development is conducted in the areas of infrastructure evaluation and management systems, hydraulic modeling of water and wastewater systems, pavement evaluation and management systems and wastewater treatment.
Employees
As at December 31, 2005, Stantec had 5,511 staff. This total staff number is comprised of 2,669 professionals, 2,049 technologists and technicians, and 793 support personnel.
Stantec is a knowledge-based organization and is always seeking talented and skilled professionals in all of its specialist practice areas. Since the supply of qualified candidates at times is limited, Stantec uses various recruitment strategies to address those needs. Examples of Stantec’s recruitment strategies include an employee referral bonus program, website job postings, career fairs, student programs and the ability to offer geographic mobility.
Competitive Conditions
Stantec works in highly competitive markets and has numerous competitors for all of the services it offers. The number and identity of competitors varies widely with the type of service Stantec provides. Moreover, for small to medium sized projects, Stantec competes with many engineering, architectural and other professional consulting firms. With larger projects, there are fewer but still many competitors; however, some of these competitors have greater financial and other resources than those of Stantec. While Stantec competes with other large private and public companies in certain geographic locations, Stantec’s primary competitors are smaller privately held regional firms in the United States and Canada.
Stantec believes that its operating structure, its enterprise systems and the breadth of its professional services differentiate it from other engineering, architecture and professional consulting firms. Furthermore, Stantec’s focus on small to midsize projects distinguishes it from some larger competitors.
The principal competitive factors in the services Stantec offers are: reputation; experience; breadth and quality of services; technical proficiency; local offices; competitive total project fees; and service delivery. Given the expanding demand for the services Stantec provides, it is likely that additional competitors will emerge. Notwithstanding this increased competition, Stantec believes that it will retain the ability to compete effectively because of its strengths and expertise in engineering, architecture and related professional services.
Stantec serves many diverse clients in both the private and public sectors. Stantec seeks to establish ongoing relationships with clients that are likely to produce repeat business. Stantec is not dependent on any one client or group of clients for its business. No single client represents more than 5% of total revenue.
Stantec offers a range of pricing structures to its clients but primarily offers its services based on either a fixed or variable fee contract with a ceiling or a time-and-material contract without a stated ceiling. Stantec secures its assignments primarily based on its expertise and contacts, and sometimes on a competitive bidding process.

Social or Environmental Policies
Stantec has adopted an Environment, Health and Safety policy, which provides that Stantec will carry out the following:
•	Strive to identify, assess and manage the environmental aspects and impacts associated with the services and products provided by Stantec;

•	Strive to identify and manage the environmental, health and safety risks and hazards to which Stantec’s employees are exposed;

•	Help Stantec’s employees develop an awareness and understanding of the environment, health and safety issues relevant to their work;

•	Strive to comply with legislation, regulations and appropriate industry standards;

•	Monitor and enhance the program through inspections, audits, reviews, investigations, corrective actions and other processes; and

•	Encourage internal and external communication regarding environmental, health and safety issues.
Stantec has included this policy in its Environment, Health and Safety manual. The manual sets out a detailed process for ensuring that all employees are familiar with the policy and that appropriate individuals within Stantec regularly review environment, health and safety matters.
Foreign Operations
Stantec conducts a portion of its business outside of Canada and the United States. Specifically, foreign operations include operating offices in Barbados and Puerto Rico, and ongoing projects in the Caribbean (Barbados, Trinidad, Tobago, Antigua, Belize and Puerto Rico), in Asia (China, India, Afghanistan and Korea), in South America (Peru, Brazil and Bolivia), and in other locations (Cyprus, Mexico, Madagascar, Kenya and Pakistan). Such operations accounted for 1% of Stantec’s revenues in 2005. Some of this work involves political risk, contracts with foreign clients and working under foreign legal systems.
Dividend Policy
Stantec currently has no plans to pay dividends on its Common Shares. Instead, Stantec plans to reinvest its net income to continue its corporate strategy of growth. The payment of dividends on Common Shares in the future will depend on the need of Stantec to finance growth, the financial condition of Stantec and other factors which the Board of Directors may consider appropriate in the circumstances.
RISK FACTORS
Like all professional services firms in the infrastructure and facilities industry, Stantec is exposed to a number of risks in carrying out the day-to-day activities of its operations. Although these risk factors are listed in order of seriousness of outcome, Stantec does not believe that all of the risks have the same risk of occurrence.

The nature of Stantec’s business exposes it to potential liability claims and contract disputes, which may reduce its profits.
Stantec’s operations are subject to the risk of third-party claims in the normal course of its business, some of which may be substantial. Stantec has been and may in the future be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to its projects or other matters. Any litigation resulting from Stantec’s business operations could distract management attention from normal business operations, divert financial resources to the defense of such claims, or result in significant attorney fees and damage awards for which Stantec may not be fully insured and which could harm its reputation. Any of these circumstances could adversely affect Stantec’s profitability.
If Stantec experiences delays and/or defaults in customer payments, it could suffer liquidity problems or be unable to recover its expenditures.
Because of the nature of Stantec’s contracts, at times Stantec commits resources to projects prior to receiving payments from the customer in amounts sufficient to cover expenditures as they are incurred. Delays in customer payments may require Stantec to make a working capital investment. If a customer defaults in making payments on a project to which Stantec has devoted significant resources, it could have a material negative effect on its liquidity as well as the results of its operations. In addition, clients who withhold payment are more likely to bring claims against Stantec and have a higher tendency toward dissatisfaction with the services it provides.
A significant portion of Stantec’s revenue is derived from clients in the real estate industry. Consequently, Stantec’s business could suffer materially if there is a downturn in the real estate market.
On a pro forma basis, after giving effect to the Keith merger as if it had occurred on January 1, 2005, Stantec estimates that approximately 39% of its 2005 gross revenue would have been derived from services related to residential and commercial real estate development projects. Consequently, reduced demand in the real estate market would likely have an adverse impact on Stantec’s Urban Land group. The real estate market, and, therefore, Stantec’s business, may be impacted by a number of factors, which may include the following:
•	Changes in employment levels and other general economic conditions;

•	Changes in interest rates and in the availability, cost, and terms of financing;

•	The impact of present or future environmental, zoning, or other laws and regulations;

•	Changes in real estate tax rates and assessments and other operating expenses;

•	Changes in levels of government infrastructure spending and fiscal policies; and

•	Natural or human-made disasters and other factors that are beyond Stantec’s control.
A significant decrease in the demand for Stantec’s real estate-related services could have a material adverse effect on Stantec’s overall business, including the results of its operations and liquidity.
As a result of Stantec’s acquisitions, goodwill and other intangible assets represent substantial portions of its total assets. If Stantec’s acquired businesses do not perform as expected, it may be required to write down the value of its goodwill and other intangible assets, which could have a material adverse effect on its earnings.
Goodwill and other intangible assets represent approximately 43% of Stantec’s total assets. When Stantec acquires a consulting business, a significant portion of the purchase price for the acquisition is generally allocated to goodwill and other identifiable intangible assets. The amount of the purchase price allocated to goodwill is determined by the excess of the purchase price paid by Stantec to acquire the consulting business over the fair value of the net identifiable assets acquired.

Canadian and US accounting rules require Stantec to perform an annual impairment test of its goodwill and indefinite life intangible assets. A deterioration in the operating results of such acquired businesses or the failure of these businesses to meet Stantec’s expectations may adversely affect the carrying value of Stantec’s goodwill and other indefinite life intangible assets and could result in an impairment of the goodwill associated with such businesses. As part of Stantec’s annual review of goodwill for impairment, Stantec considers its actual performance for each of its reporting units compared to its expectations and updates its future expectations for such reporting units. An impairment of goodwill would be recorded as a charge in Stantec’s income statement, which could have a material effect on its earnings.
Adverse weather conditions and natural or other disasters may cause a delay or eliminate net revenue which otherwise would have been realized and thus adversely affect Stantec’s profitability.
Stantec’s field activities are generally performed outdoors and may include surveying, archeology, plant start-up and testing, and plant operations. Certain weather conditions or natural and other disasters, such as fire, floods, and similar events, may cause postponements in the initiation and/ or completion of its field activities and may hinder the ability of its office employees to arrive at work, which may result in a delay or elimination of revenue that otherwise would have been recognized while certain costs continued to be incurred. Adverse weather conditions or disasters may also delay or eliminate Stantec’s initiation and/or completion of the various phases of work relating to other engineering services that commence concurrent with or subsequent to Stantec’s field activities. Any delay in the completion of Stantec’s field, office, and/or other activities may require it to incur additional costs attributable to overtime work necessary to meet its client’s required schedule. Due to various factors, a delay in the commencement or completion of a project may also result in the cancellation of the contract. As a result, Stantec’s net revenue and profitability may be adversely affected.
If Stantec is unable to manage its growth effectively, it may experience a decline in its revenue and profitability.
Stantec has grown rapidly in the recent past, and intends to pursue further growth through acquisitions and otherwise as part of its business strategy. However, there is a risk that Stantec may not be able to manage its growth effectively and efficiently. Stantec’s inability to manage its growth could cause it to incur unforeseen costs, time delays, or other negative impacts, any of which could cause a decline in its revenue and profitability. Stantec’s rapid growth has presented, and will continue to present, numerous administrative and operational challenges, including the management of an expanding array of engineering and consulting services, the assimilation of financial reporting systems, increased pressure on its senior management, and increased demand on its systems and internal controls. Furthermore, as Stantec expands its service offerings and geographic presence, it may not be able to maintain the current quality of its services.
Stantec also may encounter difficulties in integrating acquisitions that it does make. Acquired businesses may not be profitable, because Stantec may not be successful in generating the same level of operating performance that an acquired company experienced prior to its acquisition. As well, Stantec may not be able to maintain its reputation in an acquired company’s geographic area or service offerings, which may negatively impact its ability to attract and retain clients in those or other areas. Any of these integration issues could divert management’s attention from other business activities and impact Stantec’s ability to grow its business effectively.

Stantec and an acquired entity may experience difficulties in integrating the acquired entity’s business with the existing operations of Stantec and so may not realize the anticipated benefits of the acquisition.
Stantec’s rationale for acquiring a firm is, in part, predicated on its ability to leverage the combined strengths of the two companies to increase its opportunities and grow its revenue. Integrating an acquired firm’s operations and staff into Stantec’s own is a complex endeavor, and it may not be able to complete the process rapidly or without encountering difficulties. Successful integration requires, among other things, the assimilation of the firm’s professional services, sales and marketing operations, and information and software systems as well as the coordination of employee retention and hiring and training operations. The diversion of management’s attention to the integration effort and any difficulties encountered in combining operations could adversely affect the combined company’s businesses and prevent it from realizing the anticipated improvement in professional service offerings, market penetration, and geographic presence that forms the foundation for the acquisition.
Uncertainties associated with an acquisition may cause a loss of employees.
The ability to attract and retain trained professionals is one of the key drivers of Stantec’s business and results. Therefore, the success of an acquisition will depend in part on Stantec’s ability to retain key employees of the acquired firm. Competition for qualified staff can be very intense. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of the completion of the acquisition, the integration, or a desire not to remain with the combined company. Accordingly, Stantec may be unable to retain key employees to the same extent that it was able to do so in the past.
From time to time Stantec has pursued and may continue to pursue and invest in business opportunities that are not directly within its core competencies. These new business opportunities may require a disproportionate amount of management’s time to develop profitably and may not perform as expected.
Acquisitions may bring Stantec into businesses that it has not previously conducted and expose it to additional business risks that are different than those it has traditionally experienced. Consequently, Stantec may depend in part on the knowledge and expertise of the professional service providers and management teams that it acquires in order to make these business opportunities profitable. New business opportunities frequently bring a learning curve that may require substantial management time, which may create a distraction from Stantec’s day-to-day business operations. If these business opportunities do not perform as anticipated or are not profitable, Stantec’s earnings during those periods of greater learning may be materially adversely affected, and Stantec may experience a partial or complete loss of its investment.
If Stantec is unable to engage qualified subconsultants, it may lose projects, revenue, and clients.
Stantec often contracts with outside companies to perform designated portions of the services it provides to its clients. In 2005 subconsultant costs accounted for approximately 9.6% (2004, 8.6%) of Stantec’s gross revenue. If Stantec is unable to engage qualified subconsultants, its ability to perform under some of its contracts may be impeded and the quality of its service may decline. As a consequence, Stantec may lose projects, revenue and clients.
Stantec may have difficulty in attracting and retaining qualified staff, which may affect its reputation in the market place and restrict its ability to implement its business strategy.

Stantec derives its revenue almost exclusively from services performed by its employees. Consequently, one of the key drivers of Stantec’s business is its ability to attract and retain qualified staff. However, Stantec may not be able to attract and retain the desired number of qualified staff over the short or long term. There is significant competition for staff with the skills necessary for providing Stantec’s services from major and boutique consulting, engineering, public agency, research and other professional services firms. Stantec’s inability to attract and retain qualified staff could impede its ability to secure and complete engagements, in which event it may lose market share and its revenue and profits could decline. In addition, if Stantec’s employees were to leave the Company and become Stantec’s competitors, Stantec could lose other employees and some of its existing clients who have formed relationships with such former employees. Stantec could also lose future clients to a former employee as a new competitor. In either event, Stantec could lose clients and revenue, and its profitability could decline.
Stantec’s backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of its future earnings.
As of December 31, 2005, Stantec’s backlog was approximately $588 million. However, the revenue projected in its backlog may not be realized or, if realized, may not result in profits. Projects may remain in Stantec’s backlog for an extended period of time. In addition, project cancellations or scope adjustments may occur, from time to time, with respect to contracts reflected in Stantec’s backlog. Backlog reductions can adversely affect the revenue and profit Stantec actually receives from contracts reflected in its backlog. Future project cancellations and scope adjustments could further reduce the dollar amount of Stantec’s backlog and the revenue and profits that it actually receives. Finally, poor project or contract performance could also impact Stantec’s profits.
Stantec bears the risk of cost overruns in a significant number of its contracts. Stantec may experience reduced profits or, in some cases, losses under these contracts if costs increase above its estimates.
Stantec conducts its business under various types of contractual arrangements, most of which are fee-for-service agreements. However, approximately 73% of the dollar-value of its contracts in 2005 was based on a fixed-fee or time-and-materials contract with a ceiling on the maximum costs to the client. Under fixed-fee contracts, Stantec performs services at a stipulated price. Under time-and-materials contracts with not-to-exceed provisions, Stantec is reimbursed for the number of labor hours expended at an established hourly rate plus the cost of materials incurred subject, however, to a stated maximum dollar amount for the services to be provided. In both of these types of contracts, Stantec agrees to provide its services based on its estimate of the costs a particular project will involve. These estimates are established in part on cost and scheduling projections, which may prove to be inaccurate, or circumstances may arise such as unanticipated technical problems, weaknesses in project management, difficulties in obtaining permits or approvals, changes in local laws, or delays beyond Stantec’s ability to control. The underestimation of costs for these types of contracts may cause Stantec to incur losses or result in a project not being as profitable as it expects. In addition, projects that are not completed on schedule further reduce profitability because staff must continue to work on the project longer than anticipated, which may prevent them from pursuing and working on new projects. Projects that are over budget or not on schedule may also lead to client dissatisfaction.
One of Stantec’s primary competitive advantages is its reputation and experience. If Stantec’s reputation is damaged due to client dissatisfaction, its ability to win additional business may be materially damaged.
Although Stantec serves many diverse clients and is not dependent on any one client or group of clients to sustain its business, Stantec’s reputation for delivering effective and efficient solutions for complex projects is one of its most valuable business development assets. The loss of this reputation due to client dissatisfaction represents a significant risk to Stantec’s ability to win additional business both from existing clients and from those with whom it may have dealings in the future.
Stantec’s insurance may not cover all claims for which it may be liable and expenses related to insurance coverage may adversely impact its profitability.
Although Stantec believes that it has made adequate arrangements for insuring against potential liability claims, these arrangements may be insufficient to cover any particular risk. When it is determined that Stantec has liability, it may not be covered by insurance or, if covered, the dollar amount of these liabilities may exceed its policy limits. Stantec’s professional liability coverage is on a “claims-made” basis, covering only claims actually made during the policy period currently in effect. In addition, even where insurance is maintained for such exposures, the policies have deductibles resulting in Stantec’s assuming exposure for a layer of coverage with respect to any such claims. Any liability not covered by Stantec’s insurance, in excess of its insurance limits, or covered by insurance but subject to a high deductible could result in a significant loss for Stantec, which may reduce its profits and cash available for operations. Moreover, Stantec may become subject to liability that cannot be insured against or against which it may choose not to insure because of high premium costs or for other reasons. Stantec’s expansion into new services or geographic areas could result in its failure to obtain coverage for these services or areas, or the coverage being offered may be at a higher cost than its current coverage. Due to the current insurance environment, Stantec has experienced and may continue to experience an increase in its insurance premiums. Stantec may not be able to pass these increases on to its clients in increased billing rates.
Stantec maintains insurance coverage for its operations, including policies covering general liability, automobile liability, environmental liability, workers’ compensation and employers’ liability, directors’ and officers’ liability, and professional liability. ’In September 2003 Stantec established a regulated captive insurance company to insure and fund the payment of any professional liability self-insured retentions related to claims arising after August 1, 2003. Stantec, or its clients, also obtain project-specific insurance for designated projects from time to time. Stantec also invests resources in a Risk Management team that is dedicated to providing Company-wide support and guidance on risk avoidance practices and procedures. One of Stantec’s practices is to carry out select client evaluations, including credit risk appraisals, before entering into contract agreements to reduce the risk of non-payment for its services.
The professional consulting services industry is highly competitive, which could have a negative impact on Stantec’s profit margins and market share.
The markets Stantec serves are highly competitive, and it has numerous competitors for the services it offers. The principal competitive factors include reputation, experience, breadth and quality of services, technical proficiency, local offices, competitive total project fees, and service delivery. The number and identity of competitors vary widely with the type of service Stantec provides. For small- to medium-sized projects, Stantec competes with many engineering, architecture, and other professional consulting firms. For larger projects, there are fewer but still many competitors, and many of these competitors have greater financial and other resources than Stantec does. Although Stantec competes with other large private and public companies in certain geographic locations, Stantec’s primary competitors are smaller, privately held regional firms in the United States and Canada. Generally, competition places downward pressure on Stantec’s contract prices and profit margins. However, such impact is difficult to quantify. Intense competition is expected to continue in these markets, presenting significant challenges to Stantec’s ability to maintain strong growth rates and acceptable profit margins. If Stantec is unable to meet these competitive challenges, it could lose market share to its competitors and experience an overall reduction in its profits. Stantec may not be able to compete successfully with such competitors, and such competition could cause it to lose customers, increase expenditures, or reduce pricing, any of which could have a material adverse effect on its earnings and stock price.
Economic downturns could have a negative impact on Stantec’s businesses as its clients may curtail investment in infrastructure projects.
Demand for the services Stantec offers has been, and is expected to continue to be, subject to significant fluctuations due to a variety of factors beyond its control, including economic conditions. During economic downturns, the ability of both private and governmental entities to make expenditures may decline significantly, which would have a material adverse effect on Stantec’s revenue and profitability. Stantec cannot be certain that economic or political conditions will generally be favorable or that there will not be significant fluctuations that adversely affect its industry as a whole or the key markets it targets.
If Stantec needs to sell or issue additional Common Shares and/or incur additional debt to finance future acquisitions, share ownership could be diluted and its results of operations could be adversely affected.
Stantec’s business strategy is to expand into new markets and enhance its position in existing markets through the acquisition of complementary businesses. In order to successfully complete targeted acquisitions or to fund its other activities, Stantec may issue additional equity securities that could dilute share ownership. Stantec may also incur additional debt if it acquires another company, and this could increase Stantec’s debt repayment obligations, which could have a negative impact on its future liquidity and profitability.
Stantec currently has a $160 million credit facility. However, Stantec has no assurance that debt financing will continue to be available from its current lenders or other financial institutions on similar terms.
Because Stantec reports its results in Canadian dollars and a substantial portion of its revenue and expenses are recorded in US dollars, its results are subject to currency exchange risk.
Although Stantec reports its financial results in Canadian dollars, a substantial portion of its revenue and expenses is generated or incurred in US dollars. For the purposes of financial reporting under Canadian GAAP measures, revenue and expenses denominated in foreign currencies are translated into Canadian dollars at the average exchange rates prevailing during the year. Stantec expects to continue to report its financial results in Canadian dollars in accordance with Canadian GAAP measures. Therefore, if the Canadian dollar were to strengthen relative to the US dollar and other currencies, the amount of net income from Stantec’s non-Canadian-dollar-denominated business could decrease, which could have a material adverse effect on its business, financial condition, and results of operations.
The value of the Canadian dollar relative to the US dollar is subject to volatility. For example, the average exchange rates for the years ended December 31, 2005, December 31, 2004, December 31, 2003, and December 31, 2002, for C$1.00 were US$0.86, US$0.83, US$0.77, and US$0.72, respectively. Furthermore, this volatility may continue in the future, and, as discussed above, increases in the strength of the Canadian dollar relative to the US dollar may have a negative impact on the results of Stantec’s operations.

From time to time Stantec enters into forward contracts to manage risk associated with net operating assets outside its US operations denominated in US dollars (other than with respect to net operating assets that are owned by US subsidiaries). These derivative contracts, which are not accounted for as hedges, are marked to market, and any changes in the market value are recorded in income or expense when the changes occur. As a result, Stantec may not benefit from any weakening of the Canadian dollar relative to the US dollar.
Stantec may be unsuccessful in its goal to increase the size and profitability of its operations, which could lead to a reduction in its market share and its competitiveness as its industry consolidates.
Stantec may not be able to locate suitable acquisitions or to consummate any such transactions on terms and conditions that are acceptable to it. As the professional services industry consolidates, suitable acquisition candidates are expected to become more difficult to locate and may only be available at prices or under terms that are less favorable than in the past. In addition, some of Stantec’s competitors are much larger than it, have greater financial resources, and can better afford to pay a premium for potential acquisition candidates. If Stantec is unable to effectively compete for or to locate suitable acquisitions, its business will not grow in the manner it expects, and it will have difficulty achieving its growth plan.
To help reduce its susceptibility to industry-specific and regional economic cycles and to take advantage of economies of scale in the highly fragmented professional services industry, Stantec intends to continue to diversify its business both in terms of geographic presence and service offerings. Since the beginning of 2002, Stantec has completed 21 acquisitions, and expects to continue to pursue selective acquisitions of businesses that will enable it to enhance its market penetration and increase and diversify its revenue base.
Stantec derives significant revenue from contracts with government agencies. Any disruption in government funding or in Stantec’s relationship with those agencies could adversely affect its business.
The demand for Stantec’s services is related to the level of government funding that is allocated for rebuilding, improving, and expanding infrastructure systems. Stantec derives a significant amount of its revenue from government or government-funded projects and expects to continue to do so in the future. Between 40 and 55% of Stantec’s gross revenue during the years ended December 31, 2002, through December 31, 2005 was derived from government or government-funded projects. Significant changes in the level of government funding could have an unfavorable impact on Stantec’s business, financial position, results of operations, and cash flows.
Stantec believes that the success and further development of its business depend, in part, on the continued funding of these government programs and on Stantec’s ability to participate in these programs. However, governments may not have available resources to fund these programs or may not fund these programs even if they have available financial resources. Some of these government contracts are subject to renewal or extensions annually, so Stantec cannot be assured of its continued work under these contracts in the future. In addition, government agencies can terminate these contracts at their convenience. As a result, Stantec may incur costs in connection with the termination of these contracts and suffer a loss of business. As well, contracts with government agencies are sometimes subject to substantial regulation and audit of the actual costs incurred. Consequently, there may be a downward adjustment to Stantec’s revenue if accrued recoverable costs exceed actual recoverable costs.

Uncertainties associated with an acquisition or Stantec as a new owner may cause an acquired entity to lose customers.
An acquired company’s customers may, in response to the announcement of the acquisition, delay or defer decisions concerning their use of the Company’s services because of uncertainties related to the consummation of the acquisition, including the possibility that the acquisition may not be completed if all the conditions of the transaction are not fulfilled. This circumstance could have an adverse effect on Stantec’s revenue and profitability.
Stantec may not be able to adequately protect its intellectual property, which could force it to take costly protective measures such as litigation.
Stantec relies primarily upon trade secret laws to protect its proprietary rights in its specialized technologies. There can be no assurance that the protection provided to its proprietary technology by the laws of foreign jurisdictions would be substantially similar to the remedies available to Stantec under the laws of Canada and the United States.
Stantec’s share price has historically been subject to volatility. As a result, the price of Stantec’s Common Shares may decrease in the future due to a number of Company- and industry-specific or general economic factors.
Stantec’s share price has experienced volatility in the past and will likely be volatile in the future. For example, the high and low closing sales prices on the Toronto Stock Exchange (the “TSX”) for Stantec’s Common Shares during the 52 weeks ended December 31, 2005, were $40.39 and $24.50, respectively.
The price of Stantec’s Common Shares may fluctuate substantially in the future due to, among other things, the following factors: (1) the failure of its quarterly or annual operating results to meet expectations; (2) the reaction of markets and securities analysts to announcements and developments involving Stantec; (3) adverse developments in the worldwide, Canadian, or US economy, the financial markets, or the engineering and consulting services market; (3) changes in interest rates; (4) announcements by key competitors; (5) additions or departures of key staff; (6) announcements of legal proceedings or regulatory matters; and (7) general volatility in the stock market.
In addition, the stock market has experienced volatility that has affected the market prices of the equity securities of many companies and that has often been unrelated to the operating performance of such companies. A number of other factors, many of which are beyond Stantec’s control, could also cause the market price of Stantec’s Common Shares to fluctuate substantially.
Stantec’s share price could be adversely affected if a large number of its Common Shares are offered for sale or sold.
There may be instances in which Stantec negotiates an acquisition where the consideration for the purchase may include Stantec shares. In the event that the acquired entity shareholders subsequently decide to dispose of Stantec shares following the acquisition, there could be a large supply of Stantec’s Common Shares on the market. If the supply of Stantec’s Common Shares is significantly greater than the associated demand, the market price of Stantec’s Common Shares may significantly decline and may not recover.

Managing Stantec’s Risks
Stantec mitigates its risk factors through its business strategy and other measures. Stantec’s three-dimensional business model based on geographic, practice area, and life cycle diversification reduces its dependency on any particular industry or economic sector for its income. Stantec also differentiates itself from competitors by entering into a diverse range of contracts with a variety of fee amounts. Currently, the majority of assignments Stantec pursues are small to midsize projects with a capital value of less than $100 million offering potential project fees for Stantec of less than $10 million. These types of projects represent the largest share of the infrastructure and facilities market. Focusing on this project mix continues to ensure that Stantec does not rely on a few large, single projects for its revenue and that no single client or project accounts for more than 5% of its overall business.
To address the risk of competition for qualified personnel, Stantec offers a number of employment incentives, including training programs, access to a plan that provides the benefit of employee share ownership (for Canadian employees), and opportunities for professional development and enhancement, along with compensation plans that Stantec believes to be competitive, flexible, and designed to reward top performance. In 2004 Stantec completed an extensive review of its benefits programs for its Canadian and US employees with the objectives of providing more personal choice in coverage and emphasizing wellness and preventative care. Stantec’s new plans were implemented in the first quarter of 2005.
In 2004 Stantec created a Practice Enhancement team to champion continuous improvement in project management and the sharing of best practices across the Company, along with promoting the enhanced reliability and consistency of the services it provides to clients. In addition, Stantec expanded its Company-wide project manager training program in 2004. This program is aimed at skill development in risk mitigation, project planning, quality control and assurance, and financial administration, among other project management responsibilities. In 2005 Stantec implemented project manager and leadership portal dashboard training programs designed to enhance the visibility of financially related information to assist its operations leadership in improving performance and decision making. Stantec recognizes that through improved project management across its operations it will increase its ability to deliver projects on schedule and within budget.
DESCRIPTION OF CAPITAL STRUCTURE
The authorized share capital of Stantec consists of an unlimited number of preferred shares, issuable in series (the “Preferred Shares”), and an unlimited number of Common Shares of which, as at December 31, 2005, no Preferred Shares and 22,371,827 Common Shares have been issued and are outstanding. The number of Common Shares issued and outstanding as at December 31, 2005 includes 58,696 Common Shares issued in connection with the acquisition of The Keith Companies, Inc. to former holders of shares of The Keith Companies, Inc. These shares are subject to restrictions on transfer which mirror the restrictions previously imposed on the holders of The Keith Companies, Inc. shares (the “Restricted Shares”). In accordance with Canadian and US GAAP, the Restricted Shares are considered to be contingently returnable shares and, therefore, have not been included in the basic earnings per share calculation and the outstanding share data information presented in Stantec’s Management’s Discussion and Analysis and in the annual financial statements for the year ended December 31, 2005. The material rights, privileges, restrictions and conditions attached to the Preferred Shares and the Common Shares (including the Restricted Shares) are summarized below.

Preferred Shares
The Preferred Shares may be issued in one or more series, each series to consist of such number of shares and to have such rights, privileges, restrictions and conditions as may, before the issue thereof, be determined by the Board of Directors of Stantec. The holders of the Preferred Shares as a class are not entitled to receive notice of or to attend any meeting of the shareholders of Stantec and are not entitled to vote at any such meeting, except to approve amendments to the terms of the Preferred Shares as a class or as required by law. Each series of Preferred Shares will rank pari passu with each other series of Preferred Shares with respect to the entitlement to dividends or distribution of assets in the event of the liquidation, dissolution or winding-up of Stantec. The Preferred Shares as a class rank ahead of the Common Shares with respect to entitlement to dividends and distribution of assets in the event of the liquidation, dissolution or winding-up of Stantec.
Common Shares
The holders of Common Shares are entitled to receive, as and when declared by the Board of Directors of Stantec, dividends in such amount and in such form as the Board of Directors of Stantec may from time to time determine. The holders of the Common Shares are entitled to receive notice of and to attend all meetings of shareholders of Stantec and have one vote for each Common Share held at all such meetings, except for meetings at which only holders of another specified class or series of shares of Stantec are entitled to vote separately as a class or series. The Common Shares rank behind the Preferred Shares with respect to entitlement to dividends and distribution of assets in the event of liquidation, dissolution or winding-up of Stantec.
MARKET FOR SECURITIES
Stantec’s Common Shares are listed for trading on the TSX under the symbol “STN” and, since August 5, 2005, on the NYSE under the symbol “SXC”. The trading information on the TSX for the period from January 1, 2005 to December 31, 2005 is set out below:

Month	High ($)	Low ($)	Volume*
January	26.40	24.50	458,500
February	28.00	24.61	400,500
March	29.25	27.32	540,600
April	29.45	27.65	732,400
May	30.50	28.02	791,000
June	32.99	29.80	714,400
July	32.93	29.85	665,300
August	39.97	32.80	823,400
September	37.95	34.06	1,069,900
October	38.95	35.40	1,139,600
November	40.39	35.55	694,500
December	40.00	37.25	370,500

			8,400,600

*	Volume numbers are rounded to the nearest hundred shares.

The trading information on the NYSE for the period from October 1, 2005 to December 31, 2005 is set out below:

Month	High ($)	Low ($)	Volume*
October	34.41	32.77	77,900
November	34.50	31.00	247,400
December	32.59	30.07	229,500

			554,800

*	Volume numbers are rounded to the nearest hundred shares.
AUDIT COMMITTEE INFORMATION
Audit Committee Terms of Reference
The responsibilities and duties of Stantec’s Audit Committee are set out in the Committee’s Terms of Reference, the text of which is attached as Appendix II to this Annual Information Form.
Composition of the Audit Committee
Stantec’s Audit Committee is made up of the following three members: William (Bill) Grace (Chairman), John (Jack) Finn and Robert Mesel.
The Board of Directors believes that the composition of the Audit Committee reflects an appropriate level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board to be “independent” and “financially literate” as such terms are defined under Canadian securities laws. In addition, the Board has determined that Mr. Grace is an “Audit Committee Financial Expert” as such term is defined in the rules and regulations of the United States Securities and Exchange Commission. The following is a description of the education and experience of each member of the Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee:
William D. Grace is a graduate of the University of Alberta and a Fellow Chartered Accountant (FCA). During his business career, Mr. Grace served as the chief financial officer with several Alberta corporations including Chieftain Development Co. Ltd., R. Angus (Alberta) Limited and Canadian Utilities Limited. From 1988 to 1994, Mr. Grace was a managing partner in the Edmonton office of Price Waterhouse. Mr. Grace is the recipient of several awards including the Alberta Achievement Award from the Province of Alberta, the Lifetime Achievement Award from the Alberta Institute of Chartered Accountants and the University of Alberta Alumni Award of Excellence. Mr. Grace currently holds a number of corporate directorships with public corporations in addition to Stantec, including the Forzani Group Ltd., Melcor Developments, Millar Western Forest Products and several private companies. He is also the independent chairman of the Edmonton Pipe Industry Pension Trust and Health & Welfare Funds, a director of the Mutual Fund Dealers Association of Canada and a public Council member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. Mr. Grace has been active over the past 25 years in numerous community and professional activities.
E. John (Jack) Finn is the retired Chairman of Dorr-Oliver, Inc. a process engineering and equipment firm. An electrical engineering graduate of Carnegie Mellon University, Mr. Finn’s business experience has focused on operations and general management. He held various executive positions with The Carborundum Company, Kennecott Corporation and The Standard Oil Company. In addition to Stantec, Mr. Finn is currently a director of Vodium of Washington, DC and Delicious Milk Company of New York, NY.
Robert R. Mesel is an experienced business professional with expertise in business development, administration, accounting, and finance. Prior to his retirement in 1998, Mr. Mesel was a director and/or trustee for a number of organizations, including Financial Executives Institute (Northeast Ohio Chapter), Ohio Council for Economic Education, Greater Cleveland Salvation Army and Canisius College. Mr. Mesel completed his Bachelor of Business Administration in accounting at Canisius College, his Masters of Business Administration at State University of New York, and the advanced management program at Harvard Business School. He is also the past president of BP Chemicals Inc. and Chase Brass & Copper Company.
Pre-Approval Policy
The Audit Committee must pre-approve the audit and non-audit services performed by the independent auditor in order to ensure that the provision of such services does not impair the auditor’s independence. Unless a type of service to be provided by the independent auditor has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved cost levels will require specific pre-approval by the Audit Committee.
External Auditor Service Fees
Aggregate fees paid to Ernst & Young LLP, Stantec’s external auditor, during the fiscal years ended December 31, 2005 and 2004 were as follows:

Category	Note	2005	2004
Audit Fees	1	$754,000	$406,000
Audit-Related Fees	2	24,000	—
Tax Fees	3	898,000	448,000

Total		$1,676,000	$854,000

1 – Audit Fees – audit services provided by Ernst & Young LLP for the audit and review of Stantec’s financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements.
2 – Audit-Related Fees – assurance and related services provided by Ernst & Young LLP that are reasonably related to the performance of the audit or review of the financial statements and are not reported under “Audit Fees” and include consultations concerning compliance with the United States’ Sarbanes-Oxley Act (SOX) and other audit-related items.
3 – Tax Fees – professional services rendered by Ernst & Young LLP for tax compliance, tax advice and tax planning, including tax advice relating to potential business acquisitions.
DIRECTORS AND OFFICERS
The following tables list the directors and officers of Stantec, their municipality of residence, as well as their principal occupation within the five preceding years:

Directors of Stantec Inc.

Name and
Municipality of Residence	Principal Occupation	Director since
ROBERT J. BRADSHAW[1] Toronto, ON Canada	Chairman, Contor Industries Limited (a holding company that acquires manufacturing companies)	1993

E. JOHN (JACK) FINN[2] Madison, CT USA	Corporate Director	1995

ANTHONY P. FRANCESCHINI Edmonton, AB Canada	President & CEO of Stantec	1994

WILLIAM D. GRACE[1,2] Edmonton, AB Canada	Corporate Director	1994

SUSAN E. HARTMAN[1] Rochester, NY USA	President and CEO of The Hartman Group (a management consulting firm)	2004

ARAM H. KEITH Irvine, CA USA	Vice Chairman of the Board of Stantec	2005

ROBERT R. MESEL[2] Kiawah Island, SC USA	Corporate Director	2004

RONALD P. TRIFFO Edmonton, AB Canada	Chairman of the Board of Stantec	1985

1	member of Corporate Governance and Compensation Committee

2	member of Audit Committee
All directors are re-elected annually. With the exception of Aram H. Keith who, prior to September 15, 2005, was the Chief Executive Officer and Chairman of the Board of The Keith Companies, Inc., a position he held since 1983, each of the directors of Stantec has been engaged for more than five years in their present principal occupation or in other capacities with the company or organization (or a predecessor thereof) in which they currently hold their principal occupation.
Officers of Stantec Inc.

Name and Municipality of Residence	Principal Occupation
RONALD P. TRIFFO Edmonton, AB Canada	Chairman of the Board

ARAM H. KEITH Irvine, CA USA	Vice Chairman of the Board

ANTHONY P. FRANCESCHINI Edmonton, AB Canada	President & CEO

Name and Municipality of Residence	Principal Occupation
DONALD W. WILSON St. Albert, AB Canada	Vice President & CFO

JEFFREY S. LLOYD Edmonton, AB Canada	Vice President, Secretary & General Counsel

MICHAEL J. SLOCOMBE Edmonton, AB Canada	Associate General Counsel
All of the above officers have held their present position or other positions within Stantec for the past five years, except for Aram H. Keith, who was appointed Vice Chairman of the Board on November 3, 2005.
As at March 15, 2006, as a group the directors and officers of Stantec held, either directly or indirectly, or exercised control over 1,115,731 (4.99%) of the voting shares (Common Shares) of Stantec.
LEGAL PROCEEDINGS
1.	Celanese Canada Inc. – Stantec is named as one of 12 defendants in an action issued on June 19, 2003 by Celanese Canada Inc. and Celanese Ltd. in the Ontario Superior Court of Justice. The following parties are named as defendants: Murray Demolition Corp.; Canadian Bearings Ltd.; Farrokh Khalili; Abra Projects Ltd.; Gerry Hamaliuk; Usher Canada, Limited; Caltech Design Inc.; Aphex Imaging Inc.; Hossein Banijamali; Canadian Petroleum Processing & Equipment Inc.; Stantec Consulting Ltd.; and Zayanderhood Petrochemical Company.

Stantec was retained by one of the other defendants (Caltech Design Inc. based in Calgary) to provide detailed design engineering and project management services without construction phase services in relation to decommissioning of Celanese’s Edmonton Vinyl Acetate Monomer Plant. Stantec has been named in Celanese’s $110 million suit for alleged breach of proprietary information/technology and alleged breach of confidentiality agreements. Celanese claims that some or all of the defendants misappropriated, without permission, Celanese’s property and proprietary information. Stantec’s role was as a subconsultant to Caltech providing professional consulting services only. Stantec denies any wrongdoing. Stantec has agreed to an interim settlement with Celanese regarding disclosure of all materials in Stantec’s possession relating to the project in question. It is Stantec’s view that there is no merit to Celanese’s claims as against Stantec. While Stantec contests the allegations made, no Statement of Defense has been required of Stantec to date. Stantec and Celanese are negotiating with a view to achieving a discontinuance of the action against Stantec without costs.

2.	Valerie Parris – Sear-Brown, a company acquired by Stantec in April 2004, provided design services for a roadway in New York State. A multi-vehicle accident occurred on the roadway on November 28, 2001. Ms. Parris advanced a civil claim in New York State on or about December 1, 2003 alleging, among other things, negligence in the design and construction of the roadway. Ms. Parris alleges that as a result of the accident, Alonzo Raynard Parris sustained fatal injuries and his son, Raynard Parris, sustained injury and mental distress. Sear-Brown is one of a number of defendants in the legal proceeding. Damages sought total $43 million. Sear-Brown’s insurer has responded to the claim. The allegations against

Sear-Brown have been denied and are being contested. One Sear-Brown entity has been dismissed from the lawsuit on Summary Judgment. The court has not yet ruled on the pending Summary Judgment application of the remaining Sear-Brown defendant.
In addition to the claims noted above, Stantec has other claims and suits pending, both by and against Stantec. These are normal and typical to the industries in which Stantec operates. Where appropriate, these claims have been reported to Stantec’s and its predecessors’ insurers who are in the process of adjusting and/or defending them. None are expected to have a material effect on the financial position of Stantec. While the two claims summarized above are not expected to have a material effect on the financial position of Stantec, they are included herein because the amount involved exceeds 10% of the current assets of Stantec.
TRANSFER AGENT
Effective July 22, 2005, Computershare Trust Company of Canada became the transfer agent for Stantec at Computershare’s offices in Calgary, Alberta; Toronto, Ontario; New York, New York; and Denver, Colorado. Prior to that time, CIBC Mellon Trust Company acted as transfer agent for Stantec at CIBC Mellon’s offices in Calgary, Alberta and Toronto, Ontario.
MATERIAL CONTRACTS
Stantec did not enter into any material contracts outside of the ordinary course of business in 2005. Stantec considers the acquisition of professional services firms to be in the ordinary course of its business.
INTERESTS OF EXPERTS
Stantec’s auditors are Ernst & Young LLP, 1800 Scotia 2, Scotia Place, 10060 Jasper Avenue, Edmonton, Alberta, T5J 3R8. Stantec’s consolidated financial statements as at December 31, 2005 and for the year then ended have been filed under National Instrument 51-102 in reliance on the report of Ernst & Young LLP, independent Chartered Accountants, given their authority as experts in auditing and accounting. As at March 30, 2006, the designated professionals of Ernst & Young LLP did not own any Stantec Common Shares.
ADDITIONAL INFORMATION
Financial information is provided in Stantec’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial year. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Stantec’s securities and securities authorized for issuance under equity compensation plans is contained in Stantec’s Management Information Circular, dated March 15, 2006. Copies of this Annual Information Form, as well as Stantec’s latest Management Information Circular and Annual Report (which includes Stantec’s consolidated financial statements and Management’s Discussion and Analysis) for the year ended December 31, 2005, may be obtained from Stantec’s website at

www.stantec.com or by mail upon request from the secretary, 10160 – 112 Street, Edmonton, Alberta, T5K 2L6. You may also access disclosure documents and any reports, statements or other information that Stantec files with the Canadian provincial securities commissions or other similar regulatory authorities through the Internet on SEDAR, and which may be accessed at www.sedar.com.
Edmonton, Alberta
March 30, 2006

JEFFREY S. LLOYD
Secretary

APPENDIX I

APPENDIX II
Stantec Inc.
Audit Committee — Terms of Reference (Mandate)
A.	OVERVIEW AND PURPOSE
The Audit Committee (the “Committee”) is appointed by, and responsible to the Board of Directors (the “Board”). The Committee approves, monitors, evaluates, advises and makes recommendations, in accordance with these terms of reference, on matters affecting the external and internal audits, risk management matters, the integrity of financial reporting and the accounting control policies and practices of the Corporation. The involvement of the Committee in overseeing the financial reporting process, including assessing the reasonableness of management’s accounting judgments and estimates and reviewing key filings with regulatory agencies is an important element of the company’s internal control over financial reporting. The Committee has oversight responsibility for the performance of both the internal auditors (if any) and the external auditors. The Committee also ensures the qualifications and independence of the external auditors. The Committee has oversight of the Corporation’s compliance with legal and regulatory requirements.
It is not the duty of the Committee to plan or conduct audits, or to determine that the Corporation’s financial statements are complete, accurate, and in accordance with generally accepted accounting principles.
B.	AUTHORITY AND RESPONSIBILITIES
Request such information and explanations in regard to the accounts of the Corporation as the Committee may consider necessary and appropriate to carry out its duties and responsibilities.
Consider any other matters which, in the opinion of the Committee or at the request of the Board, would assist the directors to meet their responsibilities.
Provide reports and minutes of meetings to the Board.
Engage independent counsel and other advisors as may be deemed or considered necessary, and determine the fees of such counsel and advisors. Receive confirmation from management that the Corporation has provided for adequate funding for the payment of compensation to the independent counsel and other advisors.

APPENDIX II
C.	MEMBERSHIP
The members of the Committee shall be composed of three independent directors, appointed by the Board, all of whom must be financially literate and at least one member shall have accounting or related financial management expertise and be an audit committee financial expert as defined in Item 401(h) of SEC Regulation S-K. For greater clarity, the Board has adopted the definition of independent director as set out in Multilateral Instrument 52-110 of the Canadian Securities Administrators attached hereto as Appendix A.
The Chair of the Committee shall be designated by the Board.
Attendance by invitation at all or a portion of Committee meetings is determined by the Committee Chair or its members, and would normally include the CFO of the Corporation, representatives of the external auditor, the internal auditor, and such other officers or support staff as may be deemed appropriate.
D.	FINANCIAL STATEMENTS AND DISCLOSURES
1.	Review, and recommend to the Board for approval, the annual audited financial statements.

2.	Review, and recommend to the Board for approval, the following public disclosure documents:
(a)	the financial content of the annual report;

(b)	the annual management information circular and proxy materials;

(c)	the annual information form, including any regulatory requirements for audit committee reporting obligations;

(d)	the management discussion and analysis section of the annual report; and

(e)	the year-end news release on the earnings of the Corporation.
3.	Review and, if appropriate, to authorize the release of the quarterly unaudited financial statements including management’s discussion and analysis, the quarterly interim report to shareholders and the quarterly press release on earnings of the Corporation. However, in the event that there is a significant or extraordinary matter that, in the opinion of the Committee, should be reviewed by the Board before the release of such information, then the matter shall be referred to the Board for review.

4.	Review with management the procedures that exist for the review of financial information extracted or derived from financial statements which is publicly disclosed by the Corporation other than in the documents listed in section 3. above and periodically, at least annually, assess the adequacy of those procedures.

APPENDIX II
5.	Review, and recommend to the Board for approval, all annual financial statements, reports of a financial nature, (other than quarterly unaudited financial statements), and the financial content of prospectuses or any other reports which require approval by the Board prior to submission thereof to any regulatory authority.

6.	Review the audit committee information required as part of the annual information form.

7.	Review the CEO and CFO certification of annual and interim disclosure as required by the regulatory authorities.

8.	Review with management on an annual basis, the Corporation’s obligations pursuant to guarantees that have been issued and material obligations that have been entered into, and the manner in which these guarantees and obligations have been, or should be, disclosed in the financial statements.

9.	Review and assess, in conjunction with management and the external auditor, at least annually or on a quarterly basis where appropriate or required:
(a)	the appropriateness of accounting policies and financial reporting practices used by the Corporation, including alternative treatments that are available for consideration;

(b)	any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Corporation;

(c)	any new or pending developments in accounting and reporting standards that may affect or impact on the Corporation;

(d)	the impact of the Corporation’s capital structure on current and future profitability, and any off-balance sheet structures; and

(e)	the key estimates and judgements of management that may be material to the financial reporting of the Corporation.
10.	At least annually, request the external auditor to provide their views on the quality (not just the acceptability) of the Corporation’s annual and interim financial reporting. Such quality assessment should encompass judgements about the appropriateness, aggressiveness or conservatism of estimates and elective accounting principles or methods and judgements about the clarity of disclosures.

11.	Review any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Corporation, and the manner in which these matters have been disclosed in the financial statements.

APPENDIX II
E. EXTERNAL AUDITOR
12.	Assess the performance and consider the annual appointment of external auditor for recommendation to the Board for ultimate recommendation for appointment by the shareholders.

13.	Review, approve and execute the annual engagement letter with the external auditor, and ensure there is a clear understanding between the Board, the Committee, the external auditor and management that the external auditor reports directly to the shareholders and the Board through the Committee. The terms of the engagement letter or the annual audit plan should include, but not be limited to, the following:
(a)	staffing;

(b)	objectives and scope of the external audit work;

(c)	materiality limits;

(d)	audit reports required;

(e)	areas of audit risk;

(f)	timetable; and,

(g)	the proposed fees.
14.	Obtain and review a report from the external auditor at least annually regarding the auditor’s independence and the profession’s or audit firm requirements regarding audit partner rotation. Consider the need to rotate the audit firm, and report to the Board on this analysis.

15.	Approve, before the fact, the engagement of the external auditor for all non-audit services and the fees for such services, and consider the impact on the independence of the external audit work of fees for such non-audit services.

16.	Review all fees paid to the external auditor for audit services and, if appropriate, recommend their approval to the Board. Receive confirmation from management that the Corporation has provided for adequate funding for the payment of compensation to the external auditor.

17.	Receive an annual certification from the external auditor that they participate in the public oversight program established by the Canadian Public Accountability Board (CPAB) and the standards of the United States Public Company Accounting Board (PCAOB), and that they are in good standing with the CPAB and the PCAOB.

18.	Review a report from the external auditors describing (a) the firm’s internal quality control procedures and (b) any material issues raised by the most recent internal quality control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years regarding the audits carried out by the external auditor together with any steps taken to deal with any such issues.

APPENDIX II
19.	Receive and resolve any disagreements between management and the external auditor regarding all aspects of the Corporation’s financial reporting.

20.	Review with the external auditor the results of the annual audit examination including, but not limited to, the following:
(a)	any difficulties encountered, or restrictions imposed by management, during the annual audit;

(b)	any significant accounting or financial reporting issues;

(c)	the auditor’s evaluation of the Corporation’s internal controls over financial reporting and management’s evaluation thereon, including internal control deficiencies identified by the auditor that have not been previously reported to the Committee;

(d)	the auditor’s evaluation of the selection and application of accounting principles and estimates, and the presentation of disclosures;

(e)	the post-audit or management letter or other material written communications containing any findings or recommendations of the external auditor including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses; and

(f)	any other matters which the external auditor should bring to the attention of the Committee.
21.	Meet with the external auditor at every meeting of the Committee or as requested by the auditor, without management representatives present; and to meet with management, at least annually or as requested by management, without the external auditor present.

22.	When there is to be a change in the external auditor, review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 and the planned steps for an orderly transition.

23.	Review and approve the Corporation’s hiring policies regarding employees and former employees of the present and former external auditors of the Corporation.
F. INTERNAL AUDIT
24.	Review the appointment or termination of the Internal Auditor.

25.	Review and approve the internal audit mandate periodically (at least every 3 years).

APPENDIX II
26.	Review and approve the annual audit plan of the internal auditor (where applicable), and ensure there is a clear understanding between the Board, the Committee, the internal auditor and management that the internal auditor reports directly to the Board through the Committee. Receive confirmation from management that the Corporation has provided for adequate funding for the internal auditor. The terms of the audit plan should include, but not be limited to, the following:
(a)	staffing;

(b)	objectives and scope of the internal audit work;

(c)	materiality limits;

(d)	audit reports required;

(e)	areas of audit risk;

(f)	timetable; and,

(g)	the proposed budget.
27.	Review with the internal auditor the results of their audit examination including, but not be limited to, the following:
(a)	any difficulties encountered, or restrictions imposed by management, during the audit;

(b)	any significant accounting or financial reporting issues;

(c)	the auditor’s evaluation of the Corporation’s system of internal accounting controls, procedures and documentation;

(d)	the internal audit reports or other material written communications containing any findings or recommendations of the internal auditor including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses; and

(e)	any other matters which the internal auditor should bring to the attention of the Committee.
28.	Meet with the internal auditor at every meeting of the Committee or as requested by the internal auditor, without management representatives present.
G. INTERNAL CONTROLS
29.	Obtain reasonable assurance, by discussions with and reports from management, the external auditor and the internal auditors (where applicable), that the accounting systems are reliable, the system for preparation of financial data reported to the market is adequate and effective, and that the system of internal controls is effectively designed and implemented.

APPENDIX II
30.	Review management’s annual report on the effectiveness of internal controls and procedures, as well as quarterly and annual CEO and CFO certificates filed pursuant to securities regulations.

31.	Receive reports from management on all significant deficiencies and material weaknesses identified by management.

32.	Review annually, or as required, the appropriateness of the system of internal controls and approval policies and practices concerning the expenses of the officers of the Corporation, including the use of the Corporation’s assets.

33.	Review and approve, on a quarterly after-the-fact basis, the expense accounts of the Board Chair and the Chief Executive Officer of the Corporation.
H. COMPLIANCE/RISK/FRAUD
34.	Discuss with management the Corporation’s major risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies.

35.	Discuss with management the Corporation’s policies and procedures designed to prevent, identify and detect fraud.

36.	Discuss with management the Corporation’s procedures to deal with whistle blower complaints, including the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

37.	Discuss with management the Corporation’s policies and procedures designed to ensure an effective compliance and ethics program, including the Corporation’s code of ethics.

38.	Discuss with management and the general counsel any legal matters that may have a material impact on the financial statements or the Corporation’s compliance requirements.

39.	On an annual basis, review the adequacy of the Corporation’s insurance program.

40.	Receive a risk assessment report from management following due diligence, on acquisitions within North America with an enterprise value of $40 million (Canadian or US dollars) or greater, and all acquisitions outside North America, make such further inquiries as considered necessary, and report thereon to the Board. The content of the risk assessment report will be initially developed by the Committee in conjunction with management and will be reviewed annually by the Committee.

APPENDIX II
I. OTHER
41.	Review, as required, any claims of indemnification pursuant to the by-laws of the Corporation.

42.	Receive a quarterly report from the CFO regarding private aircraft use including itinerary and passenger manifest.

43.	In accordance with the Corporation’s Whistle Blower Policy — Complaint Resolution Process, review and determine the disposition of any complaints or correspondence received under the policy.

44.	Review and determine the disposition of any complaints received from shareholders or any regulatory body.

45.	Conduct an annual assessment of the effectiveness of the Committee and provide a report thereon to the Board.

46.	Receive comments from the external auditor on their assessment of the effectiveness of the Committee’s oversight of internal control over financial reporting.

47.	Review annually the terms of reference for the Committee and recommend any required changes to the Board.
J. MEETINGS
48.	Regular meetings of the Committee are held at least four times each year.

49.	Meetings may be called by the Committee Chair or by a majority of the Committee members, and usually in consultation with management of the Corporation.

50.	Meetings are chaired by the Committee Chair or, in the Chair’s absence, by a member chosen by the Committee from among themselves.

51.	A quorum for the transaction of business at any meeting of the Committee is a majority of the appointed members.

52.	The Secretary of the Corporation shall provide for the delivery of notices, agendas and supporting materials to the Committee members at least five (5) days prior to the meeting except in unusual circumstances.

53.	Meetings may be conducted with members present, or by telephone or other communications facilities which permit all persons participating in the meeting to hear or communicate with each other.

54.	A written resolution signed by all Committee members entitled to vote on that resolution at a meeting of the Committee is as valid as one passed at a Committee meeting.

APPENDIX II
55.	The Secretary of the Corporation shall be the secretary for the Committee and shall keep a record of minutes of all meetings of the Committee.

56.	Minutes of the meetings of the Committee shall be distributed by the Secretary of the Corporation to all members of the Committee within seven (7) working days of each meeting, and shall be submitted for approval at the next regular meeting of the Committee.

APPENDIX II
Appendix A — Independence
National Policy 58-201 provides that a director is independent if he or she would be independent for the purposes of National Instrument 58-101 Disclosure of Corporate Governance Practices. In turn, 58-101 provides that a director is independent if he or she would be independent within the meaning of section 1.4 of Multilateral Instrument 52-110 Audit Committees. MI 52-110 was amended with effect from June 30, 2005 and the particular provision regarding independence of audit committee members is set out below. There are other provisions regarding controlled companies, U.S. listed issuers, etc. and reference should be made to the applicable instruments if required.
Section 1.4 Meaning of Independence
(1)	An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)	For the purposes of subsection (1), a material relationship is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgement.

(3)	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:
(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)	an individual who:
(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;
(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

APPENDIX II
(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.
(4)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because
(a)	he or she had a relationship identified in Subsection (3) if that relationship ended before March 30, 2004; or

(b)	he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.
(5)	For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6)	For the purposes of clause (3)(f), direct compensation does not include:
(a)	remuneration for acting as a member of the board of directors or of any board committee of the issuer, and

(b)	the receipt of fixed amounts of compensation Under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.
(7)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member
(a)	has previously acted as an interim chief executive officer of the issuer, or

(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.
(8)	For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.
Section 1.5 Additional Independence Requirements
(1)	Despite any determination made under section 1.4, an individual who

APPENDIX II
(a)	accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b)	is an affiliated entity of the issuer or any of its subsidiary entities,

is considered to have a material relationship with the issuer.
(2)	For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by
(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.
(3)	For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

APPENDIX II
STANTEC INC.
Audit Committee - Annual Workplan
(Revised - January 23, 2006)
(See terms of reference for details of each item)

		Meeting #1	Meeting #2	Meeting #3	Meeting #4
Terms of		After	After	After	After
Reference		Year End	End of	End of	End of
Section D-I		Completion	1st Quarter	2nd Quarter	3rd Quarter
1	Review annual audited financial statements	X
2(a)	Review financial content of annual report	X
2(b)	Review management information circular and proxy materials	X
2(c)	Review annual information form including committee reporting obligations	X
2(d)	Review MD&A section of annual report	X			X
2(e)	Review year-end news release on the earnings of the Corporation	X
3	Review quarterly financial statements, MD&A, report to shareholders & news release		X	X	X
4	Review procedures for information extracted/derived from financial statements			X
5	Review financial content of prospectuses & regulatory reports		As Required
6	Review audit committee information required as part of the annual information form				X
7	Review CEO & CFO certifications, as & when required	X	X	X	X
8	Review guarantees & material obligations	X
9(a)	Review/assess accounting policies & financial reporting	X
9(b)	Review/assess significant financial reporting issues	X
9(c)	Review/assess developments in accounting/reporting standards	X
9(d)	Review/assess capital structure and any off-balance sheet structures	X
9(e)	Review/assess key management estimates & judgments	X
10	External auditor discussion on quality of financial reporting	X
11	Review legal claims/litigation/tax assessments	X			X
12	Assess auditor’s performance / consider annual appointment	X
13	Review & approve auditor’s annual engagement letter, audit plan & fee			X
14	Review independence report from auditor, audit partner rotation & audit firm rotation	X
15	Approve auditor engagement for non-audit services & fees		As Required
16	Review audit fees / recommend to Board	X
17	Review auditors certification re CPAB & PCAOB			X
18	Review a report from the external auditors describing (a) the firm’s internal quality control procedures and internal quality control review or peer review of the firm	X

APPENDIX II

		Meeting #1	Meeting #2	Meeting #3	Meeting #4
Terms of		After	After	After	After
Reference		Year End	End of	End of	End of
Section D-I		Completion	1st Quarter	2nd Quarter	3rd Quarter
19	Resolve any disagreements between management & auditors		As Required

20	Review with external auditor the results of annual audit: (see terms of reference)	X
21	Private meeting with external auditors	X	X	X	X
22	Review issues related to change of auditor		As Required

23	Review/approve hiring policy re staff of external auditors		As Required

24	Review the appointment or termination of the Internal Auditor		As Required

25	Review and approve the internal audit mandate periodically (at least every 3 years)		As Required
26	Review & approve the annual internal audit plan of the internal auditor				X
27	Review with internal auditor the results of audit examinations (see terms of reference)	X	X	X	X
28	Private meeting with internal auditors	X	X	X	X
29	Assurance re accounting systems & internal controls	X
30	Review management’s annual report on the effectiveness of internal controls and procedures, as well as quarterly and annual CEO and CFO certificates filed pursuant to securities regulations.	X	X	X	X

31	Receive reports from management on all significant deficiencies and material weaknesses identified by management		As Required
32	Review controls & approvals re officers expenses		X
33	Review expense accounts of Board Chair and CEO	X	X	X	X
34	Review/assess significant business risks & uncertainties				X
35	Discuss policies & procedures re fraud				X
36	Discuss procedures re whistleblower complaints				X
37	Discuss policies pertaining to an effective compliance & ethics program, including code of ethics				X
38	Discuss legal matters that may impact the financial statements or compliance program	X	X	X	X
39	Review adequacy of insurance program				X
40	Receive acquisition risk assessment report		As Required

41	Review any indemnification claims		As Required

42	Receive a quarterly report from the CFO regarding the private aircraft use	X	X	X	X
43	Review any complaints emanating from the whistleblower policy		As Required

44	Review complaints from shareholders or any regulatory body		As Required

APPENDIX II

		Meeting #1	Meeting #2	Meeting #3	Meeting #4
Terms of		After	After	After	After
Reference		Year End	End of	End of	End of
Section D-I		Completion	1st Quarter	2nd Quarter	3rd Quarter
45	Conduct assessment of Committee’s effectiveness		X
46	External auditor comments re Committee oversight on financial reporting controls		X
47	Review terms of reference		X